FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May 2008 (Report No.1)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                 Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release: Orckit Announces 2008 Annual General Meeting, dated May 29, 2008.

Exhibit 99.2 Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement, dated May 29, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ORCKIT COMMUNICATIONS LTD.


Date: May 29, 2008                     By:/s/ Adam M. Klein
                                         ----------------------
                                       Adam M. Klein for Izhak Tamir,
                                       President, pursuant to authorization

                                  EXHIBIT INDEX


Exhibit Number                                        Description of Exhibit

------------------------- ------------------------------------------------------
99.1 Press release: Orckit Announces 2008 Annual General Meeting, dated May 29, 2008

99.2 Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement, dated May 29, 2008
------------------------- ------------------------------------------------------